UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Venerable Variable Insurance Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1475 Dunwoody Drive, Suite 200

West Chester, Pennsylvania 19380

Telephone Number (including area code):

(800) 366-0066

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

With copies of Notices and Communications to:

Lee Barnard

Venerable Variable Insurance Trust

1475 Dunwoody Drive, Suite 200

West Chester, Pennsylvania 19380

Beau Yanoshik

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒                         NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of West Chester and the State of Pennsylvania on the 16th day of October, 2023.

Venerable Variable Insurance Trust

/s/ Michal Levy
Michal Levy
Chief Executive and President (Principal Executive Officer)

Attest:	/s/ Lee Barnard
Name:	Lee Barnard
Title:	Treasurer and Secretary (Principal Financial and Accounting Officer)